SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 23, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on June 23, 2003.

PRESS RELEASE

Amsterdam, 23 June 2003

ING in Society 2002: Trust is central theme

Today, ING reports for the eighth consecutive year to its stakeholders about the progress made in the field of corporate social responsibility and sustainability. It is the third time that this report is being published internationally under the name ‘ING in Society’. The central theme of this year’s report is trust.

“Given the nature of our services, trust is the basis for a long-term relationship between ING and its stakeholders. In order to deal with this trust in a respectful way, ING advocates a transparent business model that does justice to the interests of all stakeholders and increases the dialogue with them. In 2002 we took a step forward by developing a new corporate governance structure, which was implemented in 2003. This has – among other things – resulted in increased shareholder influence,” says Ewald Kist, chairman of the Executive Board of ING Group. “ING is and will remain the strong financial partner which several generations have relied on for 150 years.

In 2002, ING decided to review its Business Principles and to determine whether a principle should be added on Human Rights and Sustainable Business Development. Compared to previous years, the report is more closely aligned with the guidelines set out by the Global Reporting Initiative (GRI) for sustainability reporting. Thus, the financial basis of the reporting has been strongly improved.

Furthermore, ING has also recently decided to commit itself to the ‘Equator Principles’, together with a number of leading, globally operating banks. This means that ING will comply with the sustainability regulations for financing various large-scale projects in developing countries as set by the International Finance Corporation, a subsidiary of the World Bank.

Press information: Michiel Gosens, + 31 20 541 65 26

Note for the editorial team:
The full report is available on www.ing.com (‘ING in Society’)
The Dutch and English version of the report can also be ordered from ING Corporate Communications (mediarelations@ing.com).

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  June 23, 2003